Exhibit 99.1

Cazoo Announces Third Quarter 2022 Financial Results

UK revenues and retail unit sales up 100% YoY with significant further progress on UK Retail GPU

●	Record UK revenues of £347m in Q3, up 103% YoY driven by very strong UK retail sales growth
●	Record UK Retail unit sales at 18,889, up 100% YoY as the consumer shift to online accelerates
●	UK Retail GPU of £488, up by a further £179 versus Q2, with efficiencies made across the board
●	EU strategic review complete with withdrawal underway and expected to complete by year end
●	Balance sheet remains strong with £308m of cash and >£150m of self-funded inventory on hand
●	Continued progress towards reaching profitability without the need for further external funding

London and New York, October 27, 2022 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or the “Company”), the UK’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, has announced its financial results for the three months ended September 30, 2022.

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “I am very pleased with our strong Q3 performance. Despite the extremely tough UK macroeconomic backdrop, we continued to grow our market share significantly, achieving over 100% growth with UK revenues of £347m and UK retail sales of 18,889 units during the period, in a used car market which saw an overall decline due to the economic climate. This very strong performance shows that consumers continue to embrace our proposition and the shift to online car buying continues to accelerate. In less than 3 years since launch, we have already become one of the largest used car retailers in the UK, having now sold almost 100,000 vehicles entirely online, and remain incredibly excited about our ability to capture a 5% or greater share of the £100bn UK used car market.

“We continued to see a strong upward trajectory in our UK Retail GPU of £488 during the quarter, which was up by a further £179 (+58%) compared to the prior quarter. This improvement was a result of continued efficiency gains across buying, reconditioning and product and was achieved despite ongoing inflationary pressures. At the same time, we have made excellent progress during the quarter in lowering our UK SG&A per retail unit, with a more than 30% reduction versus Q2 2022, a result of our stringent cost focus in combination with continued operating leverage. We remain laser-focused on further improving our unit economics as we drive towards profitability, whilst remaining one of the fastest growing used car retailers in the UK. The positive momentum seen in our UK Retail GPU and UK SG&A per retail unit over the period and our expectations for continued improvement quarter on quarter give us strong confidence in our plan to reach profitability without the need for additional external funding.

“We also made significant operational progress during the quarter, including continuing to scale our reconditioning capabilities to record levels, allowing us to maintain our strong inventory levels despite record retail unit sales. Our direct consumer car buying channel, which allows us to significantly diversify our buying mix and supports our retail GPU growth, saw very positive momentum with over 40% of UK retail unit sales during the period sourced directly from consumers, highlighting the strong platform and infrastructure we now have in place to buy cars at scale, whilst achieving exceptional feedback.

“Our balance sheet remains very strong with over £450m of cash and self-funded inventory at the end of September. Our business realignment plan announced in June, together with our decision in September to withdraw from mainland Europe, has ensured that we have a plan to reach profitability without requiring further external funding. Our strong growth and momentum in Q3 and our continued focus on cash preservation gives us great confidence in our ability to become the largest and most profitable used car retailer in the UK over time.”

Summary Results – UK segment1

	Three months ended
	September 30, 2022 (unaudited)	June 30, 2022 (unaudited)	March 31, 2022 (unaudited)	September 30, 2021 (unaudited)	Change YoY
UK Vehicles Sold	23,775	21,891	18,679	13,074	+82%
Retail	18,889	15,784	12,844	9,460	+100%
Wholesale	4,886	6,107	5,835	3,614	+35%
UK Revenue (£m)[2]	347	304	278	171	+103%
Retail (£m)[2]	296	255	225	136	+118%
Wholesale (£m)	34	32	36	22	+55%
Other (£m)[2]	17	17	17	13	+31%
UK Retail GPU (£)[3]	488	309	124	801	(313)
UK Gross Profit (£m)	10	3	3	11	(1)
UK Gross Margin (%)	3.0%	0.9%	1.1%	6.7%	(3.7	)%pts

[1]	As a result of the decision made during Q3 2022 to withdraw from its EU operations the Company will report its European segment as discontinued operations in the FY 2022 results. The above table reflects this change and shows restated data for Q1 2022 and Q2 2022.
[2]	‘Retail revenue’ excludes £nil of sales in Q3 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within ‘Retail revenue’ (Q2 2022: £0.4m, Q1 2022: £1.5m, Q3 2021: £8.3m). ‘Other revenue’ includes ancillary products, subscription, remarketing and servicing income.
[3]	UK Retail GPU (Gross Profit per Unit) is derived from UK retail and ancillary product revenues, divided by UK retail units sold (net of returns). ‘UK Retail GPU’ was previously referred to as ‘Retail GPU’ as we did not have non-UK retail revenues prior to December 2021.

Third Quarter 2022 Financial highlights

●	Strong growth in UK Revenue up 103% YoY, to £347 million in Q3

○	UK Retail revenue up 118% YoY driven by continued strong uptake of our proposition

○	UK Wholesale revenue up 55% YoY as we continue to increase sourcing from consumers

●	Vehicles sold up 82% YoY to 23,775 in Q3

○	UK Retail units sold up 100% YoY as we continued to significantly grow our market share

○	Increased wholesale unit volumes as more cars overall sourced directly from consumers

●	UK Retail GPU of £488, up by £179 versus Q2 2022 and ~4x Q1 2022

○	Continued progression with improved buying, reconditioning and product sales efficiencies

○	Increased metal margin due to improved pricing model and enhanced sourcing mix

●	UK Gross profit of £10 million, with a gross margin of 3.0%

●	UK SG&A per retail unit down over 30% in Q3 vs Q2 2022 due to operating leverage and strict cost control

●	Cash of £308m and self-funded inventory of over £150m, in line with management’s expectations

Third Quarter 2022 Strategic highlights

●	Considerable UK market share gains

○	Growing 100% in a tough economic climate as UK consumers continue to shift to online car buying

○	Rapidly overtaking established peers in terms of size, now one of UK’s largest used car retailers

●	Continued ramp-up of UK end-to-end reconditioning capabilities

○	Record reconditioning output as we enhance our operational procedures

○	Sustained strong UK website inventory levels of over 7,000 despite record retail unit sales

●	Strong momentum from car buying channel

○	Over 40% of retail units sold in the period sourced directly from consumers

○	Continued high level of purchases without supply constraints while further optimising pricing levels

●	Continued laser-focus on unit economics and cash preservation

○	Realignment plan progressing well with notable GPU progress and decrease in SG&A per unit

○	EU strategic review resulting in full withdrawal and expected net savings of over £100m by end 2023

Current Trading and Outlook

Despite the continued weak macroeconomic environment affecting growth amongst our peers and across other retail sectors, we have maintained our strong Q3 momentum into October where we expect to maintain our growth rate of over 100% YoY and to continue to significantly increase our market share.

During Q4, we expect to see continued strong progress, with UK retail unit sales growth continuing at over 100% YoY, along with significant further improvement to our UK Retail GPU. We continue to expect to reach cash flow breakeven without the need for additional external funding.

The UK used car market is the largest in Europe, worth over £100bn annually. Digital penetration remains materially below almost all other retail sectors and we believe that our market leading platform, brand, team and infrastructure position us well to realise our ambition of achieving a 5% or greater share of the UK used car market over time.

Changes to the Board of Directors

Further to the announcement made on August 2, 2022 that Paul Woolf will join as Chief Financial Officer, both he and Cazoo’s Chief Operating Officer, Paul Whitehead, will join the Board of Directors and Lord Rothermere and Stephen Morana will step down effective October 27, 2022 and October 31, 2022, respectively. Paul Woolf will join the Board as a Class II director effective November 1, 2022, with a term expiring at the annual meeting of shareholders to be held in 2023, and Paul Whitehead will join the Board as a Class III director effective October 28, 2022, with a term expiring at the annual meeting of shareholders to be held in 2024.

Conference Call

Cazoo will host a conference call today, October 27, 2022, at 8 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) achieving the expected revenue growth and effectively managing growth; (4) executing Cazoo’s growth strategy in the UK; (5) achieving and maintaining profitability in the future; (6) global inflation and cost increases for labor, fuel, materials and services; (7) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (8) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (9) availability of credit for vehicle financing and the affordability of interest rates; (10) increasing Cazoo’s service offerings and price optimization; (11) effectively promoting Cazoo’s brand and increasing brand awareness; (12) expanding Cazoo’s product offerings and introducing additional products and services; (13) enhancing future operating and financial results; (14) acquiring and integrating other companies; (15) acquiring and protecting intellectual property; (16) attracting, training and retaining key personnel; (17) complying with laws and regulations applicable to Cazoo’s business; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and September 8, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

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